Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement No. 333-280966
Supplementing the
Preliminary Prospectus Supplement
dated February 3, 2026 to the
Prospectus dated July 24, 2024
VISA INC.
February 3, 2026
$900,000,000 3.800% Senior Notes due 2029 (the “2029 Notes”)
$750,000,000 4.100% Senior Notes due 2031 (the “2031 Notes”)
$700,000,000 4.400% Senior Notes due 2033 (the “2033 Notes”)
$650,000,000 4.700% Senior Notes due 2036 (the “2036 Notes”)

Issuer:	Visa Inc.

Ratings (Moody’s / S&P):*	Aa3/AA-

Aggregate Principal Amount Offered:	$900,000,000 for the 2029 Notes $750,000,000 for the 2031 Notes $700,000,000 for the 2033 Notes $650,000,000 for the 2036 Notes

Trade Date:	February 3, 2026

Settlement Date:	February 12, 2026 (T+7)**

Maturity Date:	February 12, 2029 for the 2029 Notes February 12, 2031 for the 2031 Notes February 12, 2033 for the 2033 Notes February 12, 2036 for the 2036 Notes

Coupon (Interest Rate):	3.800% per annum for the 2029 Notes 4.100% per annum for the 2031 Notes 4.400% per annum for the 2033 Notes 4.700% per annum for the 2036 Notes

Price to Public (Issue Price):	99.885% of the principal amount for the 2029 Notes 99.866% of the principal amount for the 2031 Notes 99.744% of the principal amount for the 2033 Notes 99.881% of the principal amount for the 2036 Notes

Net Proceeds (before expenses):	$897,165,000 for the 2029 Notes $747,120,000 for the 2031 Notes $695,758,000 for the 2033 Notes $646,626,500 for the 2036 Notes

Yield to Maturity:	3.841% for the 2029 Notes 4.130% for the 2031 Notes 4.443% for the 2033 Notes 4.715% for the 2036 Notes

Spread to Benchmark Treasury:	T + 20 basis points for the 2029 Notes T + 30 basis points for the 2031 Notes T + 40 basis points for the 2033 Notes T + 45 basis points for the 2036 Notes

Benchmark Treasury:	3.500% due January 15, 2029 for the 2029 Notes 3.750% due January 31, 2031 for the 2031 Notes 4.000% due January 31, 2033 for the 2033 Notes 4.000% due November 15, 2035 for the 2036 Notes

Benchmark Treasury Price / Yield:	99-19+ / 3.641% for the 2029 Notes 99-20+ / 3.830% for the 2031 Notes 99-23 ¾ / 4.043% for the 2033 Notes 97-28+ / 4.265% for the 2036 Notes

Interest Payment Dates:	Semi-annually on February 12 and August 12, commencing August 12, 2026

Optional Redemption Provisions:
Each series of notes may be redeemed, in whole or in part, at the Company’s option at any time and from time to time prior to the applicable Par Call Date (as set forth in the table below), at a price equal to the greater of (1) 100% of the principal amount of such notes and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed discounted to the redemption date, assuming the notes being redeemed matured on the applicable Par Call Date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus the applicable Spread for such notes (as set forth in the table below), less (b) interest accrued to the redemption date.

	Series	Par Call Date	Spread
	2029 Notes	January 12, 2029	5 bps
	2031 Notes	January 12, 2031	5 bps
	2033 Notes	December 12, 2032	10 bps
	2036 Notes	November 12, 2035	10 bps

Each series of notes may be redeemed in whole or in part, at the Company’s option at any time and from time to time on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of such series of notes being redeemed.
In each case, accrued and unpaid interest will be payable to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP Number:	92826C AY8 for the 2029 Notes 92826C AZ5 for the 2031 Notes 92826C BA9 for the 2033 Notes 92826C BB7 for the 2036 Notes

ISIN Number:	US92826CAY84 for the 2029 Notes US92826CAZ59 for the 2031 Notes US92826CBA99 for the 2033 Notes US92826CBB72 for the 2036 Notes

Joint Book-Running Managers:
Wells Fargo Securities, LLC
Barclays Capital Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Bank of China (Europe) S.A.
BBVA Securities Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Lloyds Securities Inc.
Standard Chartered Bank

Co-Managers:	Penserra Securities LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**The issuer expects that delivery of the notes will be made, against payment for the notes, on the seventh business day following the date of the pricing of the notes. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade prior to the business day preceding their date of delivery should consult their own legal and financial advisors.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Wells Fargo Securities, LLC at 1-800-645-3751, Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-6081, RBC Capital Markets, LLC at 1-866-375-68229, TD Securities (USA) LLC at 1-855-495-9846 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.
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